                                                                    EXHIBIT 99.2

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Stockholders of
Therapeutic Discovery Corporation

  We have audited the accompanying balance sheet of Therapeutic Discovery Corporation (a development stage company) as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994 and for the period from inception (November 1992) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Therapeutic Discovery Corporation (a development stage company) at December 31, 1996 and 1995 and the results of its operations and its cash flows for the years ended December 31, 1996, 1995 and 1994 and for the period from inception (November 1992) to December 31, 1996 in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

Palo Alto, California
February 14, 1997

                       THERAPEUTIC DISCOVERY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET
          (IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

ASSETS                                                December 31,    December 31,
                                                          1996            1995
                                                      ------------    ------------
Current assets:
  Cash and cash equivalents                            $  10,597        $ 13,314
  Short-term investments                                  74,707         163,294
  Interest receivable                                        809           1,427
  Prepaid expenses and other current assets                1,033             278
                                                       ---------        --------
  Total current assets                                    87,146         178,313


Long-term assets:
  Employee loans, long-term                                  300             300
  Prepaid expenses and other long-term assets                  -           1,094
  Organization costs, (net of accumulated
    amortization)                                          1,014           1,730
                                                       ---------        --------
Total assets                                           $  88,460        $181,437
                                                       =========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Payable to ALZA Corporation                          $  19,129        $ 16,817
  Accounts payable and other liabilities                      72             148
                                                       ---------        --------
    Total current liabilities                             19,201          16,965

Long-term liabilities:
    Deferred compensation                                    115               -

Stockholders' equity:
  Class A Common Stock, $.01 par value,
     12,000,000 shares authorized, 7,734,424
     issued and outstanding                                   77              77
  Class B Common Stock, $.01 par value,
     100 shares authorized, issued and
     outstanding                                               -               -
  Additional paid-in capital                             251,650         251,650
  Net unrealized losses on available-for-sale
    securities                                            (1,166)           (262)
  Deficit accumulated during development stage          (180,198)        (85,448)
  Deferred compensation                                   (1,219)         (1,545)
                                                       ---------        --------
    Total stockholders' equity                            69,144         164,472
                                                       ---------        --------
Total liabilities and stockholders' equity             $  88,460        $181,437
                                                       =========        ========

                            SEE ACCOMPANYING NOTES.

                       THERAPEUTIC DISCOVERY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS
          (IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                             Period From
                                          Year Ended      Year Ended      Year Ended          Inception
                                          December 31,    December 31,    December 31,    (November 1992) to
                                             1996            1995            1994          December 31, 1996
                                          ------------    ------------    ------------    ------------------
REVENUES:

  Net interest and investment income        $    8,215      $   11,540      $    8,673         $  34,336
   and license fees

EXPENSES:

  Research and development
  paid to ALZA Corporation                      99,953          68,923          31,634           205,379

  General and administrative                     3,012           2,321           2,700             9,456
                                            ----------      ----------      ----------        ----------

  Total expenses                               102,965          71,244          34,334           214,835
                                            ----------      ----------      ----------        ----------
Loss before taxes                              (94,750)        (59,704)        (25,661)         (180,499)
                                            ----------      ----------      ----------        ----------
Income tax                                           -             301               -               301
                                            ----------      ----------      ----------        ----------
Net loss                                    $  (94,750)     $  (59,403)     $  (25,661)        $(180,198)
                                            ----------      ----------      ----------        ----------
Net loss per common share                   $   (12.25)     $    (7.68)     $    (3.32)
                                            ==========      ==========      ==========
Weighted average common shares               7,734,524       7,734,524       7,734,524
                                            ==========      ==========      ==========

                            SEE ACCOMPANYING NOTES.

                       THERAPEUTIC DISCOVERY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF STOCKHOLDERS' EQUITY
          (IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                             Unrealized     Deficit
                                                                             losses on    Accumulated
                                       Class A     Class B     Additional    available-    During the                      Total
                            Common     Common       Common      Paid-in       for-sale    Development     Deferred     Stockholders'
                            Stock      Stock        Stock       Capital      securities      Stage      Compensation      Equity
                           --------   ---------   ---------   ----------    -----------   -----------   ------------   -------------
Issuance of 100 shares
 of Common Stock for
 $20 per share to ALZA
 Corporation in
 November 1992               $  -        $  -        $  -       $      2        $  -           $  -          $  -        $      2


Issuance of 7,734,424
 shares of Class A
 Common Stock for
 approximately $32.32
 per share to ALZA
 Corporation in June
 1993, net of issuance
 costs of $222                  -          77           -        249,699           -              -             -         249,776


Conversion by ALZA
 Corporation of 100
 shares of Common Stock
 into 100 shares of
 Class B Common Stock
 in June 1993                   -           -          -               -           -              -             -               -


Deferred compensation
 resulting from grant
 of options through
 December 31, 1993              -           -         -            1,686           -              -        (1,686)              -


Amortization of
 deferred
 compensation                   -           -         -                -           -              -            80              80


Net loss                        -           -         -                -           -           (384)            -            (384)
                           ------     -------   -------         --------   ---------       --------      --------       ---------

BALANCE,
 DECEMBER 31,
 1993                           -          77         -          251,387          -            (384)       (1,606)        249,474


                            SEE ACCOMPANYING NOTES.

                       THERAPEUTIC DISCOVERY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF STOCKHOLDERS' EQUITY
          (IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                           Unrealized      Deficit
                                                                            losses on    Accumulated
                                       Class A    Class B    Additional     available-    During the                      Total
                              Common   Common     Common       Paid-in       for-sale     Development     Deferred     Stockholders'
                              Stock    Stock      Stock        Capital      securities      Stage       Compensation      Equity
                             -------- ---------  ---------  ------------  -------------  ------------- --------------  ------------
Deferred compensation
 resulting from grant
 of options in the year
 ended December 31, 1994            -         -          -           261              -              -           (261)            -

Amortization of
 deferred
 compensation                       -         -          -             -              -              -            158           158


Net change in unrealized
 loss on available-for-sale
 securities                         -         -          -             -        (11,393)             -              -       (11,393)

Net loss                            -         -          -             -              -        (25,661)             -       (25,661)
                             -------- ---------  ---------  ------------  -------------  ------------- -------------- -------------

BALANCE,
 DECEMBER 31,
 1994                               -        77          -      251,648         (11,393)       (26,045)        (1,709)      212,578


Deferred compensation
 resulting from grant
 of options in the year
 ended December 31, 1995            -         -          -             2              -              -             (2)            -

Amortization of
 deferred
 compensation                       -         -         -              -              -              -            166           166

Net change in unrealized
 loss on available-for-sale
 securities                         -         -         -             -          11,131              -              -        11,131

Net loss                            -         -         -             -               -              -              -       (59,403)
                             -------- ---------  ---------  ------------  -------------  ------------- -------------- -------------
BALANCE,
 DECEMBER 31,
 1995                           $   -    $   77      $  -     $ 251,650       $    (262)    $  (85,448)     $  (1,545)     $164,472

                            SEE ACCOMPANYING NOTES.

                       THERAPEUTIC DISCOVERY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF STOCKHOLDERS' EQUITY
          (IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                              Unrealized      Deficit
                                                                               losses on     Accumulated
                                           Class A    Class B    Additional    available-    During the                   Total
                                Common     Common     Common      Paid-in       for-sale     Development   Deferred    Stockholders'
                                Stock      Stock      Stock       Capital      securities       Stage     Compensation    Equity
                               --------  ---------  ---------     ----------   -----------   -----------  ------------ ------------
Deferred compensation
 resulting from grant
 of options in the year
 ended December 31, 1996              -          -          -              -             -             -             -            -


Amortization of
 deferred
 compensation                         -          -          -              -             -                         326          326


Net change in unrealized
 loss on available-for-sale
 securities                           -          -          -              -          (904)            -             -         (904)

Net loss                              -          -          -              -             -       (94,750)            -      (94,750)
                               --------  ---------  ---------     ----------   -----------   -----------  ------------ ------------
BALANCE,
 DECEMBER 31,
 1996                            $    -    $    77     $    -       $251,650       $(1,166)    $(180,198)      $(1,219)    $ 69,144
                               ========  =========  =========     ==========   ===========   ===========  ============ ============

                            SEE ACCOMPANYING NOTES.

                       THERAPEUTIC DISCOVERY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENT OF CASH FLOWS
              INCREASES (DECREASES) IN CASH AND CASH EQUIVALENTS
                                (IN THOUSANDS)

                                                                                                                 Period from
                                                                Year Ended        Year Ended     Year Ended        Inception
                                                                December 31,     December 31,   December 31,   (November 1992) to
                                                                    1996            1995            1994        December 31, 1996
                                                                ------------     ------------   ------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net loss                                                         $(94,750)       $(59,403)      $ (25,661)       $  (180,198)
 Adjustments to reconcile net loss
  to net cash used in operating activities:
  Amortization of organization costs                                   716             716             716              2,566
  Amortization of deferred compensation                                326             164             158                728
  (Increase) decrease in assets:
   Interest receivable                                                 618           1,021             127               (809)
   Other receivable                                                      -               -            (252)              (252)
   Organization costs                                                    -               -               -             (3,581)
   Prepaid expenses and other assets                                   339             123             130               (781)
  Increase (decrease) in liabilities:
   Payable to ALZA Corporation                                       2,312           9,122           5,390             19,129
   Accounts payable                                                      4              (2)            (47)                 5
   Other current liabilities                                           (80)             (4)             52                 67
   Long-term liabilities                                               115               -               -                115
                                                                  --------        --------       ---------        -----------
    Total adjustments                                                4,350          11,140           6,274             17,187
                                                                  --------        --------       ---------        -----------
     Net cash used in operating activities                         (90,400)        (48,263)        (19,387)          (163,011)

CASH FLOWS FROM INVESTING ACTIVITIES:

 Investments in available-for-sale securities                      (25,667)        (42,863)       (294,121)        (1,363,067)
 Sale of available-for-sale securities                              98,523          81,349         194,134            586,674
 Maturities of available-for-sale securities                        14,827           3,041         137,918            700,523
 Employee loans, long-term                                               -               -               -               (300)
                                                                  --------        --------       ---------        -----------
    Net cash provided by (used in) investing
     activities                                                     87,683          41,527          37,931            (76,170)

CASH FLOWS FROM FINANCING ACTIVITIES:

  Issuance of Class B Common Stock                                       -               -               -                  2
  Issuance of Class A Common Stock, net of
    issuance costs                                                       -               -               -            249,776
                                                                  --------        --------       ---------        -----------
        Net cash provided by financing
          activities                                                     -               -               -            249,778
                                                                  --------        --------       ---------        -----------

Net increase (decrease) in cash and cash
  equivalents                                                       (2,717)         (6,736)         18,544             10,597

Cash and cash equivalents at beginning of period                    13,314          20,050           1,506                  -
                                                                  --------        --------       ---------        -----------

Cash and cash equivalents at end of period                         $10,597         $13,314         $20,050           $ 10,597
                                                                  ========        ========       =========        ===========

                            SEE ACCOMPANYING NOTES.

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1996


                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

 Therapeutic Discovery Corporation ("TDC") was incorporated in Delaware on November 12, 1992 and commenced operations on June 11, 1993. Since it commenced operations, TDC has been engaged in selecting and developing new human pharmaceutical products combining the proprietary drug delivery systems of ALZA Corporation ("ALZA") with various drug compounds. TDC's principal activities consist of research and development activities under its agreements with ALZA. Accordingly, TDC is considered a development stage company.

 TDC incurred research and development expenses of approximately $100.0 million during 1996, $68.9 million during 1995, and $31.6 million during 1994. Research and development expenses have totaled approximately $205.4 million for the period from inception (November 1992) to December 31, 1996. Based on TDC's current rate of expenditures on TDC products, it is expected that funds for product development will be exhausted in the second half of 1997 and product development funding by TDC will cease. When cash available for product development is exhausted, ALZA's purchase option with respect to all of TDC's Class A Common Stock and option to license TDC products on a product-by-product basis will be triggered, as described more fully in Note 2 below. The Board of Directors of TDC has initiated activities to establish a contingency plan for the continued operations of TDC in the event that ALZA chooses not to exercise the purchase option, and has the right, under its agreements with ALZA, to take necessary steps to cease development funding and maintain an adequate level of available funds to ensure TDC's ability to meet its operating cash needs through at least December 31, 1997.

  A summary of the significant accounting policies of TDC follows:

 USE OF ESTIMATES:

 The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1996

 CASH AND CASH EQUIVALENTS:

 TDC reports all highly liquid debt instruments purchased with a maturity of three months or less as cash equivalents. The carrying amount reported on the balance sheet for cash and cash equivalents approximates their fair value.

 SHORT-TERM INVESTMENTS:

 TDC has classified its entire investment portfolio, including cash equivalents of approximately $85 million and $177 million at December 31, 1996 and 1995, respectively, as available-for-sale. TDC's investment portfolio is available for current operations and, therefore, has been classified as a current asset. Investments in the available-for-sale category are carried at fair market value with unrealized losses recorded as a separate component of stockholders' equity. At December 31, 1996, net unrealized losses on available-for-sale securities were approximately $1.2 million. At December 31, 1995, net unrealized losses on available-for-sale securities were approximately $0.3 million. Realized gains and losses for the years ended December 31, 1996 and 1995 were not material. The cost of securities when sold is based upon specific identification.

The following is a summary of available-for-sale securities at December 31, 1996:

                                               Available-for-Sale Securities
                                      ------------------------------------------------
                                                                             Estimated
                                                  Unrealized   Unrealized      Fair
(in thousands)                          Cost        Gains        Losses        Value
                                      --------    ----------   ----------    ---------
U.S. Treasury securities
 and obligations of U.S.
 government agencies                  $37,921          $ 8      $  (370)     $37,559

Collateralized mortgage
 obligations and asset
 backed securities                     22,340            4         (517)      21,827

Corporate securities                   24,478            7         (298)      24,187
                                     --------   ----------   ----------    ---------
                                      $84,739          $19      $(1,185)     $83,573
                                     ========   ==========   ==========    =========

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1996

 The following is a summary of available-for-sale securities at December 31, 1995:


                                                      Available-for-Sale Securities
                                             ------------------------------------------------
                                                                                    Estimated
                                                         Unrealized   Unrealized      Fair
(in thousands)                                  Cost        Gains       Losses        Value
                                             ---------   ----------   ----------    ---------
U.S. Treasury securities
 and obligations of U.S.
 government agencies                          $ 89,526         $288        $(167)    $ 89,647

Collateralized mortgage
 obligations and asset
 backed securities                              39,061           11         (363)      38,709

Corporate securities                            47,858           47          (78)      47,827
                                             ---------   ----------   ----------    ---------
                                              $176,445         $346        $(608)    $176,183
                                             =========   ==========   ==========    =========

 The amortized cost and estimated fair value of debt and marketable securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                           Estimated
                                                              Fair
(in thousands)                                  Cost         Value
                                              ---------    ---------
Due in one year or less                        $ 36,938     $ 36,611
Due after one year through
 four years                                      40,814       40,118
Due after four years through
 eight years                                      6,987        6,844
                                               --------     --------
                                               $ 84,739     $ 83,573
                                               ========     ========

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1996

 INVESTMENT RISK:

 TDC invests excess cash in money market and fixed income securities of companies with strong credit ratings, from a variety of industries, and in U.S. government obligations. These securities typically bear minimal credit risk and TDC has not experienced any losses on its investments to date due to credit risk.

 ORGANIZATION COSTS:

 Organization costs totaling approximately $3.6 million were incurred in developing TDC's organizational, financial and contractual structures and are being amortized over 60 months using the straight line method.

 STOCK BASED COMPENSATION:

 The Company accounts for stock option grants in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. The Company grants certain stock options for a fixed number of shares to employees, directors and consultants with an exercise price below the fair value at the date of grant and, accordingly, recognizes deferred compensation from the date of the grant.

 PER SHARE INFORMATION:

 Per share information is based on 7,734,524 shares (including Class A and Class B Common Stock) outstanding for the entire period from inception (November 1992) to December 31, 1996. Common equivalent shares are excluded as their effect is antidilutive.

2.  ARRANGEMENTS WITH ALZA CORPORATION

 TDC was formed by ALZA for the purpose of selecting and developing new human pharmaceutical products combining ALZA's proprietary drug delivery technologies with various drug compounds, and commercializing such products, most likely through licensing to ALZA. In connection with the dividend discussed below, ALZA made a $250 million cash contribution to TDC's capital, which is being used primarily to fund activities under the development contract described below.

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1996


 In March 1993, ALZA announced a special dividend of units (each, a "Unit") to ALZA stockholders, each Unit consisting of one share of TDC Class A Common Stock and one warrant to purchase one-eighth of one share of ALZA Common Stock at an exercise price of $65 per share. Holders of record of ALZA Common Stock on May 28, 1993 received one Unit for every 10 shares of ALZA Common Stock held, with cash distributed in lieu of fractional Units. A total of 7,734,424 Units were distributed to ALZA stockholders on June 11, 1993. As a result of the distribution, all of the outstanding shares of TDC Class A Common Stock were distributed to ALZA stockholders. ALZA continues to hold all of the outstanding shares of TDC Class B Common Stock.

 In accordance with TDC's Restated Certificate of Incorporation, on June 11, 1996, the Units separated into their component securities--TDC Class A Common Stock and ALZA warrants. As a result of the separation, both securities are listed and trade independently on the Nasdaq Stock Market. The trading symbol for the TDC Class A Common Stock is "TDCA".

 ALZA and TDC are parties to a development agreement (the "Development Contract") pursuant to which ALZA conducts research and development activities on behalf of TDC. Under the Development Contract, products have been proposed by ALZA to TDC for development. For products approved for development by TDC, ALZA (and/or other third parties) conducts research and development activities under approved work plans and cost estimates. ALZA has granted to TDC a royalty-free, exclusive, worldwide perpetual license to use ALZA's proprietary drug delivery technology to develop and commercialize TDC products.

 For activities under the Development Contract, TDC incurred research and development expenses of approximately $100.0 million during 1996, as compared with $68.9 million during 1995, and $31.6 million during 1994. As development activities continue during 1997, TDC's research and development expenses are expected to continue until the funds contributed to TDC by ALZA in 1993, plus any investment income earned thereon, less organization costs and administrative expenses (including reasonable reserves for TDC operations) are utilized.

 ALZA has an option to license any products developed by TDC, on a country-by-country product-by-product basis. If ALZA exercises its license option for any product, ALZA will make the following payments to TDC with respect to such product:

    (a) if the product is sold by ALZA, royalties of up to a maximum of 5% of ALZA's net sales of the product determined as follows: (i) 1% of net sales, plus (ii) an additional 0.1% of net sales for each full $1 million of development costs of the

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1996

    product paid by TDC; and (b) if the product is sold by a third party, sublicensing fees of up to 50% of ALZA's sublicensing revenues with respect to the product, determined as follows: (i) 10% of ALZA's sublicensing revenues, plus (ii) an additional 1% of ALZA's sublicensing revenues for each full $1 million of development costs of the product paid by TDC.

 ALZA has an option, exercisable on a product-by-product basis, to buy out its royalty obligation to TDC by making a one-time payment that is a multiple of royalties and sublicensing fees paid in specified periods. Such option may be exercised on a country-by-country or worldwide basis. Since the beginning of 1997, ALZA has exercised its option to license TDC's second-generation transdermal testosterone product to follow ALZA's existing Testoderm-Registered Trademark- product from TDC for 12 European countries, and TDC's OROS-Registered Trademark- hydromorphone product for the entire world.

 ALZA also has an option, exercisable in ALZA's sole discretion, to purchase, according to a predetermined formula, all (but not less than all) of the outstanding shares of TDC Class A Common Stock (the "Purchase Option"). The Purchase Option is exercisable at any time until December 31, 1999; provided that such date may be extended for successive one year periods if, as of any June 30 beginning with June 30, 1999, TDC has not used pursuant to the Development Contract at least 90% of the cash initially contributed to TDC by ALZA plus interest earned thereon less organization costs, TDC's administrative expenses (including reasonable reserves for operations), and the costs of the distribution to ALZA's stockholders. The Purchase Option will expire, in any event, on the 60th day after TDC files with the Securities and Exchange Commission a Form 10-K or Form 10-Q containing a balance sheet showing less than an aggregate of $5 million in cash and cash equivalents, short-term investments and long-term investments.

 If the Purchase Option is exercised, the exercise price will be the greatest of:

  (a) $100 million;

  (b) the greater (i) of 25 times the worldwide royalties and sublicensing fees paid by ALZA to TDC during four specified calendar quarters or (ii) 100 times such royalties and sublicensing fees during a specified calendar quarter, in each case, less any amounts previously paid by ALZA to exercise a buy-out option with respect to any product;

  (c) the fair-market value of one million shares of ALZA Common Stock, or

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1996

  (d) $325 million less all amounts paid by TDC under the Development
 Contract.

The purchase price may be paid in cash, in ALZA Common Stock, or any combination of the two, at the option of ALZA.

 Until the expiration of the Purchase Option, ALZA, as the sole holder of TDC's Class B Common Stock, will be entitled to vote separately as a class with respect to, and therefore could prevent, any merger or liquidation of TDC, the sale, lease, exchange, transfer or other disposition of any substantial asset of TDC, and any amendments to the Restated Certificate of Incorporation of TDC that would alter the Purchase Option, TDC's capitalization, or the provisions of the Restated Certificate of Incorporation concerning TDC's board of directors.

 ALZA performs certain administrative services for TDC under an annually renewable services agreement which is terminable at the option of TDC on 60 days' notice. Under this agreement, TDC reimburses ALZA for its fully-burdened costs. Expenses incurred by TDC for administrative services rendered under this agreement were approximately $152,000 in 1996, as compared with $136,000 in 1995, and $206,000 in 1994. The expenses incurred for the period from inception (November 1992) to December 31, 1996 were approximately $614,000.

 The arrangements between ALZA and TDC are complex and are incorporated in various agreements between the parties and in TDC's Restated Certificate of Incorporation.

3.  STOCK OPTIONS

 TDC has a stock option plan under which 500,000 shares of Class A Common Stock have been reserved for issuance to employees, officers, directors and consultants. During the period from inception (November 1992) to December 31, 1993, options to purchase 341,500 shares were granted. In the year ended December 31, 1994, options to purchase 55,000 shares were granted to consultants. In the year ended December 31, 1995, options to purchase 2,000 shares were granted and options to purchase 1,500 shares were canceled. In the year ended December 31, 1996, the options to purchase 2,000 shares that were granted in 1995 were canceled. All outstanding options have an exercise price of $1.00 per share, are exercisable in four equal annual installments beginning on June 11, 1996, and expire ten years after the date of grant. As of December 31, 1996, 395,000 options were outstanding, 98,750 of which were exercisable. The weighted average remaining contractual life is 6.61 years for options outstanding at December 31, 1996.

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1996

   STOCK COMPENSATION PLAN

 TDC has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. The proforma compensation associated with the options granted in 1995 (none in 1996) is negligible. TDC has, for financial statement presentation purposes, recorded deferred compensation expense equal to the difference, at the date of grant, between the exercise price and the market value on the date of grant of the Class A Common Stock underlying options granted during the relevant periods. This deferred compensation amount is being amortized to expense over the vesting period of the options.

4.  INCOME TAXES

 Significant components of TDC's deferred tax assets for federal and state income taxes for the two years ended December 31, 1996 and, 1995 are as follows:

(in thousands)
                                       1996        1995
                                     --------    --------
Net deferred tax assets:
  Capitalized research expenses      $ 64,696    $ 28,337
  Capital loss carryover                1,434       1,454
  SFAS 115 unrealized losses              479         108
  Other                                   (39)        (39)
                                     --------    --------
    Total deferred tax assets          66,570      29,860
    Less:  valuation allowance        (66,570)    (29,860)
                                     --------    --------

Net deferred tax assets              $      -    $      -
                                     ========    ========

 Because of the Company's lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $36,710 in 1996 as compared with 1995 and by $14,719 in 1995 as compared with 1994, and by $14,695 in 1994 as compared with 1993.